(Public Version)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-45185

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/21 (MM/DD/YY) AND ENDING 04/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Centaurus Financial, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2300 E. Katella, Ste. 200
(No. and Street)

Anahiem	CA	92806
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sheri Lejman	714-456-1790	slejman@cfiemail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

1800 Von Karman Avenue	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

10/22/2003	Baker Tilly US, LLP (23)
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheri Lejman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Centaurus Financial, Inc., as of 4/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CLAUDIA RUIZ NAVARRO
COMM. #2387145
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
Comm. Expires Dec. 17, 2025

Signature:

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENT AND NOTES TO FINANCIAL STATEMENT

For The Year Ended April 30, 2022

This report is filed in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission as a public document.

Public Document

CENTAURUS FINANCIAL, INC.
TABLE OF CONTENTS
APRIL 30, 2022

bakertilly

Baker Tilly US, LLP
18500 Von Karman Avenue, 10th Flr.
Irvine, CA 92612
United States of America

T: +1 (949) 222-2999
F: +1 (949) 222-2289

bakertilly.com

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners at Centaurus Financial, Inc.,

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Centaurus Financial, Inc. (the "Company") as of April 30, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAKER TILLY US, LLP

Baker Tilly US, LLP

We have served as the Company's auditor since 2014.

Irvine, California
June 22, 2022

CENTAURUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
April 30, 2022

ASSETS	
Cash and cash equivalents	$23,111,925
Commissions receivable	5,674,278
Receivables from broker-dealers and clearing organizations	117,274
Prepaid expenses and other assets	2,759,580
Notes receivable from third parties	3,587,696
Investment securities held for trading	8,060,353
Property and equipment, net	509,929
Right of use asset	1,631,585
Deferred tax asset	2,139,000
Deposits with clearing organizations	100,000
TOTAL ASSETS	$47,691,620
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Commissions payable	$ 7,603,200
Accounts payable and other liabilities	6,939,553
Income tax payable	310,126
Legal reserve	6,699,693
Deferred revenue	1,419,978
Lease liability	1,823,046
Deferred tax liability	20,400
TOTAL LIABILITIES	24,815,996
COMMITMENTS AND CONTINGENCIES (NOTE 8)	
STOCKHOLDERS' EQUITY	
Common stock - no par value, 10,000,000 shares authorized, 137,313 shares issued and outstanding	544,861
Retained earnings	22,330,763
TOTAL STOCKHOLDERS' EQUITY	22,875,624
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$47,691,620

The accompanying notes are an integral part of this financial statements.

CENTAURUS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended April 30, 2022

NOTE 1 - DESCRIPTION OF BUSINESS

Centaurus Financial, Inc. (the "Company") is a national broker/dealer licensed to offer securities, investment advisory services and insurance products. The Company is a Registered Investment Advisor ("RIA") with the U.S. Securities and Exchange Commission (the "SEC") and a member of both the Financial Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Founded in 1992, the Company was formed with a focus to provide service, support, technology, and education to independent financial advisers in the securities industry.

The Company is an independent broker/dealer providing a platform for over 600 financial advisors and 350 branch offices across the United States of America. The Company is headquartered in Anaheim, California. The Company is a subsidiary of Federation of Financial Services, Inc. ("FFS"), a holding company. FFS owns 83.75% of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The Company's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and cash equivalents – Cash and cash equivalents are comprised of cash in banks and highly liquid instruments with original maturities of three months or less, primarily consisting of bank time deposits and investments in institutional money market funds. Cash in bank accounts at times may exceed federally insured limits (See Note 10).

Revenues - The Company's revenues are derived from the Company assisting in effecting the execution of clients' purchases of packaged products such as mutual funds, exchange traded funds, variable and fixed insurance products, real estate investment trusts and other securities. Such transactions are effected directly with a product sponsor (accounts held direct) or effected via a clearing arrangement with the Company's clearing broker/dealer. In addition, to a commission-based business, as an independent broker-dealer the Company also provides a fee-based business under its registered investment advisory platform, with its two primary third-party custodians. The Company's primary revenues are comprised as follows:

Commissions revenue – Commission revenue represents sales commissions generated by the Company's financial advisors for their clients' purchases of securities on exchanges and over-the-counter, as well as purchases of other investment products. The purchase of investment products is a single performance obligation. The transaction price varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Commission revenue is recognized at the point of purchase.

The Company is the principal for commission revenue, as it is responsible for the effecting the execution of the clients' purchases and maintains relationships with the product sponsors. The financial advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Advisory revenue – Advisory revenue represents fees charged to financial advisors' clients' accounts on the Company's corporate Advisory and Wealth Management platform. The Company provides ongoing investment advice and administrative services for these client accounts. The advisory revenue generated from the Company's corporate RIA platform is based on a percentage of the market value of the eligible assets in these clients' advisory accounts. The percentage is negotiated between the financial advisors and their clients, based on a fee schedule. This series of performance obligations (ongoing investment advice by the financial advisor for the client accounts) occurs over time as the services are performed. The revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract.

The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees, by setting a maximum amount to be charged based on portfolio value. The financial advisors assist the Company in performing its regulatory and other obligations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues - (Continued)

Marketing revenue - Marketing revenue represents compensation paid to the Company by certain financial product sponsors in return for the Company's selling the products of these product sponsors. The purchase of investment products is a single performance obligation. The transaction price varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Marketing revenue is recognized at the point of purchase.

The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors.

Other revenues – Other revenues principally consists of amounts earned by the Company from clearing organizations related to trade facilitation, operational and administrative services fees, and clearing credits; fees charged to the Company's independent representatives for service, support and technology, annual licensing renewals with the FINRA and errors and omission insurance; realized and unrealized losses on investments; and other miscellaneous revenues.

Fair value of financial instruments – The Company's carrying amounts of cash and cash equivalents, commissions receivable, receivables from broker-dealers and clearing organizations, accounts payable and other liabilities, prepaid expenses and other assets approximate their fair values due to their short-term nature and/or as they are receivable or payable upon demand. The fair value of notes receivable is not practicable because they are part of a broader economic relationship with the agents and the agreement provides for potential forgiveness for meeting certain conditions and lack transferability as is typical with other lending agreements. These notes may be forgivable based on certain measures in the agreement as further discussed below.

Prepaid expenses and other assets – The Company's prepaid expenses and other assets include expenses that are prepaid and security deposits.

Notes receivable from third parties - The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances, and other loans. The decisions to extend credit to advisors are generally based either on the advisor's credit history and their ability to generate future commissions. Certain loans made in connection with recruiting are forgivable over the terms of the loan provided the advisor remains licensed through the Company. At April 30, 2022, $2,913,682 of the loan balance could become forgivable. The amount forgiven for the year ended April 30, 2022 was $745,333 and is included in other operating expenses in the accompanying statement of operations. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date, an allowance for credit losses would be recorded using an analysis which would take into account the advisor's registration status as well as the advisor's ability to repay the outstanding balance due. Management monitors the adequacy of the allowance for credit losses through periodic evaluations of these loans and actual trends experienced. These loans are unsecured, and for any amounts not forgiven, will earn interest per annum generally ranging from 3% to 4%. As of April 30, 2022, the Company concluded that no such allowance for credit losses was required.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment securities - Marketable equity securities and debt securities are classified as trading, held-to-maturity, or available-for-sale. Management determines the appropriate classification of securities at the time of purchase and evaluates such designation at each balance sheet date. Investments in debt securities which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost in the statement of financial condition. Securities which are bought principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value. As of April 30, 2022, the Company had $7,203,927 of investments classified as held-for-trading and reported at fair value within the fair value hierarchy (See Note 3). As of April 30, 2022, the Company had no investment securities classified as held-to-maturity or available-for-sale. The Company accounts for its investments in business development companies, real estate investment trusts ("REITS") and limited partnerships which are classified as held for trading in accordance with ASU 2015-07, *Fair Value Measurements*. Such investments in the amount of $856,426 as of April 30, 2022 are valued as a practical expedient utilizing the net asset valuations provided by the investee fund manager's net asset value ("NAV") to determine the fair value of these investments that do not have a readily determinable fair value.

Leases - The Company leases its office space from third parties under operating leases. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The Company recognizes the lease payments as rent expense, which is included in the accompanying statement of operations. See Note 8 for additional information.

Property and equipment – Property and equipment is recorded at historical cost, net of accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Computers and software, as well as furniture and equipment, are depreciated over a period of three to seven years. Buildings and related improvements are depreciated over a period of 15 to 39 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Land is not depreciated. Routine repairs and maintenance costs are expensed as incurred. Management reviews property and equipment for impairment whenever events or circumstances indicate the carrying amount of the assets may not be recoverable. No impairment was required for the year ended April 30, 2022.

Income taxes – The Company files its income taxes as part of the consolidated income tax return of its parent. In preparing the financial statements, the Company estimates income tax based upon if the Company filed on a separate return basis. The Company must assess the likelihood that the deferred tax asset will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax asset will not be realized. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in estimates of these taxes may occur periodically due to changes in tax rates, changes in business operations, implementation of tax planning strategies, newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's statements of operations, financial condition or cash flows in the period or periods in which they occur.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Based on management's evaluation, there are no uncertain tax positions at April 30, 2022 that would require recognition in the financial statements. The Company is no longer subject to federal or state examinations by taxing authorities for the years before 2017.

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements – In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company is required to adopt the provisions of this guidance on May 1, 2021. The adoption of ASU 2016-13 did not have a material impact on the Company's financial statements or related disclosures.

Recently issued accounting pronouncements – There are no recently issued accounting pronouncements which would materially impact the Company's financial statements and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by active market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the methodologies, and similar techniques that use significant unobservable inputs.

NAV - Investments in other funds are valued at the latest available reported NAV of the respective fund, where their value is based upon the most recent NAV.

The Company's policy is to recognize transfers in and transfers out of the three levels of input as of the date of the event or change in circumstances that caused the transfers. The Company had no transfers between the three levels during the year ended April 30, 2022.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. The realized and unrealized gain on investments recognized which is recorded within other revenues in the statement of operations for the year ended April 30, 2022 was $11,957.

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the Company's financial assets measured at fair value on a recurring basis:

	Fair Value Hierarchy Classification				
	Level 1	Level 2	Level 3	NAV	TOTAL
Business development companies	$ -	$ -	$ -	$ 94,122	$ 94,122
Real estate investment trusts (REITS)	-	-	-	705,224	705,224
Limited partnerships	-	-	-	57,080	57,080
Bank deposits and money funds	378,395	-	-	-	378,395
U.S. treasury bills	6,084,833	-	-	-	6,084,833
Common stock	349,195	-	-	-	349,195
Index funds	84,829	-	-	-	84,829
Fixed income	-	306,675	-	-	306,675
	$ 6,897,252	$ 306,675	$ -	$ 856,426	$ 8,060,353

The following methods and assumptions were used to estimate the fair value for each class of financial investments measured at fair value:

Business Development Companies, REITS, and Limited Partnerships – Business development companies, REITS and limited partnerships are classified as NAV, and are offered on the secondary market as publicly registered, non-traded investment funds, where their value is based upon the most recent NAV, as provided by the investment managers of these organizations.

Bank Deposits and Money Funds – Bank deposits and money funds are short-term commitments with a maturity period of 90 days or less held in the Company's clearing firm's brokerage account that are readily available for the Company to utilize to purchase investments, where their stated value approximates their fair value due to their short-term nature.

U.S. Treasury Bills – The value of U.S. treasury bills is based on quoted prices in active fixed income markets.

Common Stock and Index Funds – The value of common stock and index funds is based on quoted prices in active publicly traded markets.

Fixed Income – The value of fixed income is determined based on the observed values for underlying interest rates and market-determined risk.

The Company's investments in business development companies, REITS and limited partnerships have certain redemption and liquidity restrictions. It is estimated that these investments will be liquidated between 2022 – 2025.

The Company is required to measure certain assets and liabilities at estimated fair value from time to time. These fair value measurements typically result from the application of specific accounting pronouncements under GAAP. Such fair value measurements are considered nonrecurring fair value measurements and there were none as of April 30, 2022.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and as of April 30, 2022 consists of the following:

Building and improvements	$	426,151
Office furniture and fixtures		583,585
Office computers and equipment		473,321
Leasehold improvements		15,286
Vehicles		215,713
		1,714,056
Less accumulated depreciation		(1,204,127)
Property and equipment, net	$	509,929

Depreciation and amortization expense was $51,336 for the year ended April 30, 2022.

The Company's Board of Directors declared an in-kind property dividend to the shareholders of record as of August 27, 2021. The dividend totaled $2,871,075 which included 1) an in-kind property distribution to related party FFS in the amount of $2,351,804 (comprised of $2,676,242 of acquisition costs net of the respective $324,438 of accumulated depreciation for said property, primarily comprised of land, buildings and improvements) and 2) a cash dividend in the amount of $519,271 to the remaining shareholders of the Company. The dividend was paid out in full to all shareholders as of September 1, 2021.

NOTE 5 - ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of April 30, 2022 consists of the following:

Employee paid time off	$	143,242
Accounts payable		1,272,379
Administrative and other fees received in advance		1,499,486
Employee bonuses		1,477,000
Seminars and conventions		2,458,088
Other liabilities		89,358
	$	6,939,553

NOTE 6 - REGULATORY

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of April 30, 2022, the Company had net capital of $12,564,268 which was $11,018,641 in excess of its required net capital of $1,545,627.

NOTE 7 - RELATED PARTIES

Commonality of ownership – Because the Company and other related entities have commonality of ownership and/or management control, the reported operating results and/or financial position of the Company could differ from what would have been obtained if such entities were autonomous.

Administrative services agreement – The Company entered into an administrative services agreement with a related party to provide the Company with educational, staff support, and other administrative services. The terms of this agreement call for a monthly service fee of $315,000. Changes are made based on a management analysis of actual costs. For the year ended April 30, 2022, $3,780,000 has been recorded as an expense in connection with this agreement and is included within other operating expenses in the statement of operations. The administrative and services agreement can be terminated by either party, upon written notice delivered to the other party at least thirty (30) days prior to such termination.

Meeting and event services – The Company received meeting and event services from an affiliate such as support for seminars and conventions, and state registration and licensing services to the Company. For the year ended April 30, 2022, the Company paid $2,677,631 to such affiliate for these services performed, of which $169,091 is included as an expense within other operating expenses in the statement of operations and $2,508,540 is netted against respective third-party sponsorship monies received by the Company from third parties for attending its seminars and meetings.

Notes receivable – On June 1, 2016, a stockholder of the Company purchased a building from the Company for $665,000, which approximated its carrying cost in exchange for a note. There was no balance on this note at April 30, 2022, as the note was paid in full by the stockholder on February 14, 2022.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Office leases – The Company leases its office space from third parties under operating leases and pays rent based on the terms of the lease agreement. The Company incurred rent expense of $627,355 during the year ended April 30, 2022 which is included as rent expense in the accompanying statement of operations. Lease agreement expiration dates, per location, are as follows:

	Expiration Date
California	September 30, 2025
Georgia	March 31, 2025
Virginia	February 28, 2023

The table below presents lease related assets and liabilities reported in the accompanying statement of financial condition at April 30, 2022:

Assets:		
Operating lease right-of-use asset	$	1,631,585
Liabilities:		
Lease liability	$	1,823,046

The table below presents supplemental information related to the Company's operating leases during the year ended April 30, 2022:

Weighted average remaining lease term	2.3 years
Weighted average discount rate	7.8%

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Maturities of lease liabilities as of April 30, 2022 are as follows:

Fiscal year ending April 30, 2023	$	708,695
Fiscal year ending April 30, 2024		389,437
Fiscal year ending April 30, 2025		703,763
Fiscal year ending April 30, 2026		286,213
Total minimum lease payments		2,088,108
Less imputed interest		(265,062)
Present value of future minimum lease payments	$	1,823,046

Litigation and claims - In the ordinary course of business, the Company is routinely a defendant in or party to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in cases with origination dates from January 1, 2016 to December 31, 2017, the self-insured retention is $3,000,000 per calendar year, for all claims combined that are made in that calendar year such that the Company's exposure is limited to $3,000,000 per policy year, subject to policy limitations, individual claim retention amounts and exclusions. In cases with origination dates from January 1, 2018 to December 31, 2018, the self-insured retention is $2,000,000 per calendar year, for all claims combined that are made in that calendar year such that the Company's exposure is limited to $2,000,000 per policy year, subject to policy limitations, individual claim retention amounts and exclusions. Lastly, in cases with origination dates after December 31, 2018, the self-insured retention is $1,500,000 per calendar year, for all claims combined that are made in that calendar year such that the Company's exposure is limited to $1,500,000 per policy year, subject to policy limitations, individual claim retention amounts and exclusions.

The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $100,000 deductible per case, subject to policy limitations and exclusions.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company's general counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are accrued on the basis of an estimate of future legal costs and classified legal services within the statement of operations.

As of April 30, 2022, the Company had a legal reserve of $6,699,693 relating to the Company's defense and estimated payouts in various legal matters. The amount actually paid in relation to these legal matters may differ from the year end accrual.

With respect to the ongoing and evolving coronavirus ("COVID-19") outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak caused substantial disruption in international and U.S. economies and markets. As of and for the year ended April 30, 2022, COVID-19 did not have a material negative impact to the Company's financial condition, operations, or financial resources or net capital. However, as COVID-19 continues on a global basis with new variants emerging the ultimate impact on the Company and its customers cannot be determined as of the date of this report and, as such, no adjustments related to this matter were made to the accompanying financial statements.

CENTAURUS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended April 30, 2022

NOTE 9 - INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its parent. Federal and state taxes are calculated as if the Company filed separate income tax returns.

The Company operates, for tax purposes, pursuant to a tax sharing arrangement by which certain tax attributes are limited or otherwise modified by virtue of being a group member. To the extent the tax sharing agreement differs from the tax method of allocation pursuant to FASB ASC 740-10-30-27 and 28, such difference between the amount paid or received (tax sharing agreement) and the settlement (method of allocation) will be treated as a dividend or capital contribution. As a member of the parent, the Company is severally liable for certain Federal and state income liabilities. Under the arrangement, the parent makes all the decisions with respect to all matters relating to taxes of the consolidated tax group. The provisions of the arrangement takes into account both the Company separately and the Company as a member of the consolidated tax group. As a result, the Company may incur tax liabilities greater than on a separate basis. The Company has a due to parent balance of $481,872 as of April 30, 2022 related to this tax sharing arrangement which is included in accounts payable and other liabilities in the accompanying statement of financial condition.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and accrued legal reserves (expensed for financial statement purposes but not deductible for income tax purposes until paid). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of April 30, 2022, the deferred tax asset was $2,139,000 and the deferred tax liability was $20,400.

The current and deferred portions of the income tax included in the statement of operations for the year ended April 30, 2022 is as follows:

	Current	Deferred	Total
Federal	$ 1,542,129	$ (13,900)	$ 1,528,229
State	878,841	(17,200)	861,641
	$ 2,420,970	$ (31,100)	$ 2,389,870

CENTAURUS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended April 30, 2022

NOTE 9 - INCOME TAXES (CONTINUED)

The Company's effective tax rate differs from its expected federal statutory rate as a result of permanent items, state taxes and adjustments to tax accounts for filed returns. Components of the Company's deferred tax assets and liabilities as of April 30, 2022 are as follows:

Deferred tax assets:		
Legal reserve	$	1,874,900
Deferred rent		53,600
Accrued vacation		40,100
Reserve for book of business acquisitions		14,000
Unrealized gains (losses) on investments		(9,000)
State taxes		165,400
Total	$	2,139,000
Deferred tax liability:		
Depreciation on property and equipment	$	(20,400)

NOTE 10 - CONCENTRATIONS OF CASH

At April 30, 2022, the carrying amount of the Company's cash and cash equivalents, held at three banking institutions, was $23,111,925. Each institution insures amounts of $250,000 provided by the Federal Deposit Insurance Corporation.

NOTE 11 - RETIREMENT PLANS

The Company has a defined contribution 401(k) plan (the "Plan") covering all of its eligible employees. The Plan is subject to limitations set forth by the Internal Revenue Code. Eligible employees can contribute to the Plan (elective deferrals). The basic limit on elective deferrals was $19,500 for calendar 2021 and increased to $20,500 in calendar 2022, per Internal Revenue Service Publication 560. During the year ended April 30, 2022, the Company made matching contributions of $127,874.

NOTE 12 - OFF-BALANCE SHEET RISK

Off-balance sheet financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, forward mortgage-backed trade, securities purchased and sold on a when issued basis (when-issued securities), and interest rate swaps. Derivative financial instruments may be used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions may be entered into for trading purposes or to economically hedge other positions or transactions. Futures and forward contracts and to-be-announced securities and when-issued securities provide for the delayed delivery of the underlying instrument.

As of April 30, 2022, and for the year then ended, the Company had not entered into or was a party to off-balance sheet financial instruments in its normal course of business as referred to in the aforementioned paragraph.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 22, 2022, the date at which the financial statements were available to be issued. The Company has concluded no events have occurred subsequent to April 30, 2022 which require consideration as adjustments to or disclosure in its financial statements.